

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 17, 2018

Wiedong Luo
Chief Executive Officer
Aurora Mobile, Ltd.
5/F, Building No. 7, Zhiheng Industrial Park,
Nantou Guankou Road 2, Nanshan District
Shenzhen, Guangdong, 518052
People's Republic of China

> **Re: Aurora Mobile, Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 20, 2018**
> **CIK No. 0001737339**

Dear Mr. Luo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   You state that the prospectus contains information from an industry report commissioned by you and prepared by Frost & Sullivan. Please indicate the date of the Frost & Sullivan Report and provide us with a copy for our review. Clearly mark the specific language in the supporting material that supports each statement in the prospectus.

Overview, page 1

2.   You disclose that you collect anonymous, device-level data that does not identify individual users. Please address whether Aurora Mobile has the ability to receive

personally identifiable information in the event that an application requires users to give such permissions or whether the data collected could be used in other ways to identify individual users.

Risk Factors

"We rely on contractual agreements with our VIE…", page 36

3.   Please clarify whether the arbitration provisions apply to claims under the U.S. federal securities laws.

Risks Related to Our ADSs and This Offering, Page 49

4.   Please add a risk factor that discusses the concentration of ownership among your officers, directors, and principal shareholders.

Use of Proceeds, page 51

5.   We note that you plan to use the net proceeds of the offering for general corporate purposes, including funding for potential investments and acquisitions of complementary businesses, assets and technologies. Please revise to clarify whether you have any current plans, commitments or understandings to acquire complementary businesses, assets and technologies. Refer to Item 3.C of Form 20-F.

Capitalization, page 60

6.   Please tell us how your capitalization table complies with the "Capitalization and Indebtedness" disclosure requirement in Item 3.B of Form 20-F for the presentation of actual and pro forma amounts. In this regard, please explain the amounts included in total capitalization on an actual basis and tell us why the balance is zero on a pro forma basis as of December 31, 2017. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 74

7.   We note your discussion of the improvement in adjusted net loss margin disclosed here and elsewhere in your filing. Please include a similar discussion and analysis of the comparable GAAP measure in the same location that this non-GAAP measure is presented throughout your filing. Refer to Question 102.10 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016, page 81

8.   Please revise to quantify each of the contributing or offsetting factors that caused material changes in your results of operations. In this regard, disclose the impact of each of the items identified that explain the changes in cost of revenues, research and development expenses, and sales and marketing expenses. In addition, disclose the gross margin for data solutions separately from the gross margin for developer services, as you indicate data solutions carries a lower margin and grew faster than developer services. Please define the period of time in the "foreseeable future" that your gross margin is expected to increase, as noted on page 77. In this regard, we note the lower margin data solutions revenues increased at a much higher trend rate than your higher margin developer services from 2016 to 2017. Refer to Item 5 of Form 20-F and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 82

9.   There has been a material downward trend in your historical operating cash flows over the reported periods of 2016 and 2017. Please revise to disclose the underlying reasons, primary drivers and factors necessary to understand your historical cash flows. Discuss whether there are trends that are reasonably likely to have a material effect on liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. Refer to Item 5.D of Form 20-F and Section IV of SEC Release No. 33-8350 for further guidance.

Critical Accounting Policies

Fair Value of Our Common Shares, page 90

10.   Please explain the factors contributing to any changes in the fair value of your common shares after September 30, 2017. Tell us how your valuations considered the initial conversion price of the zero coupon convertible notes issued in April 2018 of US$11.7612 per share. In addition, when determined, also tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock. In addition, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Business, page 99

11.   We note that you use case studies identifying Tencent News, China Everbright, Primavera Capital, Shanghai Pudong, and Beijing Electric Vehicle Company. Please

explain how you compiled these case studies, why you selected the profiled clients, and how these clients provide a meaningful representation of your user base.

12.   You disclose that Tencent provided a majority of your ad inventory in 2017. Please quantify the percentage of your cost of revenue attributable to Tencent and the percentage of your total ad inventory that was supplied by Tencent.

13.   To the extent that you have entered into an agreement with Tencent, please disclose the material terms of the agreement, such as the duration, termination provisions, and each party´s rights and obligations. Please file the agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

Technology Infrastructure, page 114

14.   You indicate that you operate 4,600 servers in 9 data centers located in 4 cities in China. Please clarify what constitutes a server and specify that they are located in 9 data centers and 4 cities.

Competition, page 117

15.   Please provide additional context regarding your competitive position and, to the extent known, identify your primary competitors and their market share in each line of business or tell us why you do not believe that information is material. Refer to Item 4.B.7 of Form 20-F.

Description of American Depositary Shares

Amendment and Termination, page 164

16.   The description of the ADSs indicates that you may amend or terminate the deposit agreement without consent. Please explain the circumstances under which you may exercise this right, and include corresponding risk factor disclosure.

Limitations on Obligations and Liability to ADS Holders, page 165

17.   At the top of page 167, please clarify whether the waiver of the right to a jury trial applies to claims under the U.S. federal securities laws.

Governing Law, page 168

18.   Please clarify whether the arbitration provision in your deposit agreement relates to claims arising under the U.S. federal securities laws.

Report of Independent Registered Public Accounting Firm, page F-2

19. The "Opinion on the Financial Statements" should include a statement indicating that the financial statements, including the related notes, identified and collectively referred to in the report as the financial statements, were audited. Please ensure that this statement includes the related notes and defines the references to financial statements in the report. Refer to PCAOB Standard, AS 3101.08(d).

Consolidated Balance Sheets, page F-5

20. In the description of the line items within mezzanine equity and shareholders' (deficit) equity, please disclose the number of issued and outstanding shares that are presented in the pro forma shareholders' equity as of December 31, 2017.

Notes to the Consolidated Financial Statements

Note 1. Organization and principal activities, page F-9

21. In your description of the material terms of the financial support agreement and shareholder voting proxy agreement entered into in March 2018, please revise to address the contractual term of the agreements, as well as the termination and extension provisions.

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-14

22. Please elaborate on how revenue from notification services is recognized using a specific performance method. Refer to ASC 235-10-50-3.

Note 9. Contingently redeemable convertible preferred shares

Initial measurement and subsequent accounting for Preferred Shares, page F-29

23. Please revise to address the trigger status with respect to the 2017 PRC GAAP audited financial statements and the accounting treatment for the "Performance Ratchet" of the Series C preferred shares.

24. Please address what consideration was given to accounting for any embedded derivatives associated with the rights and privileges of your preferred shares. Refer to ASC 815-40.

General

25.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

26.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

          You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Z. Julie Gao
        Skadden, Arps, Slate, Meagher & Flom LLP